Exhibit 99.2

Disclaimer and important notice

Forward looking statements

This report contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding outcomes of transactions, including the timing, terms and potential benefits of the proposed acquisition of Tellurian, statements regarding long-term demand for Woodside’s products, development, completion and execution of Woodside’s projects, expectations regarding future capital expenditures, the payment of future dividends and the amount thereof, future results of projects, operating activities and new energy products, expectations and plans for renewables production capacity and investments in, and development of, renewables projects expectations and guidance with respect to production, capital and exploration expenditure and gas hub exposure, and expectations regarding the achievement of Woodside’s net equity Scope 1 and 2 greenhouse gas emissions reduction and new energy investment targets and other climate and sustainability goals.

All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘aspire’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Forward-looking statements in this report are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions.

Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, fluctuations in commodity prices, actual demand for Woodside’s products, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve and resource estimates, loss of market, industry competition, environmental risks, climate related risks, physical risks, legislative, fiscal and regulatory developments, changes in accounting standards, economic and financial markets conditions in various countries and regions, political risks, the actions of third parties, project delay or advancement, regulatory approvals, the impact of armed conflict and political instability (such as the ongoing conflict in Ukraine and in the Middle East) on economic activity and oil and gas supply and demand, cost estimates, the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws, and the impact of general economic conditions, inflationary conditions, prevailing exchange rates and interest rates and conditions in financial markets, and risks associated with acquisitions, mergers and joint ventures, including difficulties integrating businesses, uncertainty associated with financial projections, restructuring, increased costs and adverse tax consequences, and uncertainties and liabilities associated with acquired and divested properties and businesses.

A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and the London Stock Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this report.

If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this report.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. None of Woodside nor any of its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives, nor any person named in this report or involved in the preparation of the information in this report, makes any representation, assurance, guarantee or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any outcomes, events or results expressed or implied in any forward-looking statement in this report.

1 | Second quarter report for period ended 30 June 2024

All forward-looking statements contained in this report reflect Woodside’s views held as at the date of this report and, except as required by applicable law, Woodside does not intend to, undertake to, or assume any obligation to, provide any additional information or update or revise any of these statements after the date of this report, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise.

Past performance (including historical financial and operational information) is given for illustrative purposes only. It should not be relied on as, and is not necessarily, a reliable indicator of future performance, including future security prices.

Other important information

All figures are Woodside share for the quarter ending 30 June 2024, unless otherwise stated.

All references to dollars, cents or $ in this report are to US currency, unless otherwise stated.

References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires).

The conversion factors used throughout this report are set out under “Units of measure and conversion factors”, unless otherwise stated.

2 | Second quarter report for period ended 30 June 2024

SECOND QUARTER REPORT FOR PERIOD ENDED 30 JUNE 2024

ASX: WDS | NYSE: WDS | LSE: WDS

Tuesday, 23 July 2024

Delivering on our growth strategy

Operations

•	Quarterly production of 44.4 MMboe (488 Mboe/day), down 1% from Q1 2024 due to planned maintenance activities, weather impacts at North West Shelf and unplanned outages at Wheatstone and Julimar, partly offset by higher seasonal demand at Bass Strait and first oil at Sangomar. Full year production guidance remains unchanged.

•	Sold 22% of total equity production in the quarter on prices linked to gas hub indices.[1] Full year gas hub guidance remains unchanged.

Projects

•	The Sangomar Project achieved first oil in June and production continues to ramp up as planned. Subsequent to the quarter, the first cargo was loaded for delivery to Europe.

•	The Scarborough Energy Project was 67% complete at the end of the quarter, with first LNG cargo expected in 2026.[2]

•	The total estimated cost of the Scarborough Energy Project has increased by 4% to US$12.5 billion (US$8.2 billion Woodside share), significantly driven by scope maturation of the Pluto Train 1 modifications project.[3]
•	The Trion Project continued to progress engineering, procurement, and contracting activities in accordance with the execution plan.

•	Secured all primary environmental approvals for the Hydrogen Refueller @H2Perth and progressed offtake discussions for the H2OK Project.

Other

•	Signed a sale and purchase agreement (SPA) with CPC Corporation, Taiwan (CPC) for the long-term supply of LNG to Taiwan.

•	Secured $1 billion funding from Japan Bank for International Cooperation (JBIC) for the Scarborough Energy Project.

•	Subsequent to the quarter, Woodside entered into a definitive agreement to acquire Tellurian and its US Gulf Coast Driftwood LNG development opportunity for an all-cash payment of approximately $900 million.

Woodside CEO Meg O’Neill said the company is on track to achieve its full year production guidance of 185-195 million barrels of oil equivalent (MMboe), with output for the second quarter of 44.4 MMboe.

“The first oil from our Sangomar project offshore Senegal was a significant milestone, delivering against our growth strategy. Subsequent to the quarter, we achieved peak gross rate of 75,000 barrels per day and production ramp-up continues as planned.

“The addition of Sangomar to Woodside’s portfolio will deliver enduring shareholder value and significant economic benefits for Senegal.

“Work on our other major growth projects continued at pace. The Scarborough Energy Project in Western Australia is now more than two-thirds complete and we remain on target for first LNG cargo in 2026.

“We are also progressing our opportunities in new energy, securing all primary environmental approvals for the Hydrogen Refueller @H2Perth, while continuing offtake discussions for H2OK in the US.

“We see ongoing demand for Woodside’s LNG in Asian markets, as evidenced by our long-term sale and purchase agreement with CPC Corporation, Taiwan, and the $1 billion loan agreement executed with JBIC to fund Woodside’s Scarborough Energy Project.

“The recent announcement of an agreement to acquire Tellurian and Driftwood LNG positions Woodside to be a global LNG powerhouse, adding scalable US LNG development exposure to our portfolio,” she said.

[1]	45% of produced LNG cargoes in the quarter were sold on prices linked to gas hub indices.
[2]	The completion % excludes the Pluto Train 1 modifications project.
[3]	The total project cost includes the cost for the Scarborough project, the Pluto Train 2 project and the Pluto Train 1 modifications project. Refer to page 5 for additional information.

3 | Second quarter report for period ended 30 June 2024

Comparative performance at a glance

		Q2 2024	Q1 2024	Change %	Q2 2023	Change %	YTD 2024	YTD 2023	Change %
Production[4]	MMboe	44.4	44.9	(1%)	44.5	—	89.3	91.3	(2%)
Gas	MMscf/d	1,885	1,929	(2%)	1,905	(1%)	1,907	1,999	(5%)
Liquids	Mbbl/d	157	155	1%	155	1%	156	154	1%
Total	Mboe/d	488	494	(1%)	489	—	491	504	(3%)

Sales	MMboe	48.0	45.9	5%	48.4	(1%)	93.9	98.8	(5%)
Gas	MMscf/d	2,103	1,967	7%	2,170	(3%)	2,035	2,268	(10%)
Liquids	Mbbl/d	159	159	—	151	5%	159	148	7%
Total	Mboe/d	528	504	5%	532	(1%)	516	546	(5%)

Average realised price	$/boe	62	63	(2%)	63	(2%)	63	74	(15%)

Operations

North West Shelf (NWS) Project

•	Achieved strong quarterly LNG reliability of 99.7%.

•	Successfully completed planned offshore maintenance at Goodwyn Alpha (GWA).

•	Progressed the proposed GWA infill development for potential final investment decision (FID) in 2025, which would involve tying back several fields via existing GWA subsea infrastructure.

Pluto LNG

•	Achieved quarterly LNG reliability of 97.7%.

•	Successfully completed a two-day turnaround at Pluto LNG to enable integration testing of the produced water handling unit into the Pluto A platform.

•	Increased Pluto domestic gas production through the Pluto-KGP interconnector at the NWS.

Wheatstone and Julimar-Brunello

•	Two separate unplanned outages occurred in the quarter, impacting the Julimar subsea production system and the Wheatstone facility respectively. Full production resumed in the quarter.

Bass Strait

•	Completed offshore installation of the Kipper Compression modules, with the project progressing hook-up activities for a planned start-up in Q3 2024.

•

The Gippsland Basin Joint Venture (GBJV) continues to optimise its facilities through the Gippsland Asset Streamlining project with the Halibut platform ceasing production as planned following declining oil production from the facility.

Other Australia

•	Successfully completed the planned five-yearly maintenance turnaround at the Pyrenees floating production storage and offloading (FPSO) facility.

•	A produced-water leak identified in the subsea system at the Pyrenees facility in January was rectified and production recommenced, returning to normal rates this quarter.

[4]

Q2 2024 includes 0.30 MMboe, Q1 2024 includes 0.29 MMboe and Q2 2023 includes 0.23 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

4 | Second quarter report for period ended 30 June 2024

Gulf of Mexico

•	Achieved quarterly reliability of 98.9% at Shenzi.

•	Executed a planned major offshore facility turnaround at Atlantis.

•	Achieved first water injection at the Argos platform in April 2024.

Trinidad & Tobago

•	Safely completed a planned facility maintenance turnaround in June 2024 aimed at proactive risk and integrity management and control system upgrades.

Marketing

•

Signed a long-term LNG SPA with CPC for the supply of approximately 6 million tonnes of LNG on a delivered basis over 10 years, commencing in July 2024. LNG delivered under the SPA will be sourced from volumes across Woodside’s global portfolio.

•

Sold 45% of produced LNG at prices linked to gas hub indices in the quarter (34% year to date). This represents 22% of Woodside’s total equity production (16% year to date). Full year gas hub guidance remains unchanged.

•	Took delivery of a new 174,000m3 long-term charter LNG vessel, the Woodside Scarlet Ibis, which will support efforts to lower the carbon intensity of Woodside’s LNG deliveries.

•

Executed 14 PJ of Western Australian gas sales for delivery from May to the end of 2024. Woodside continues to support the Western Australian domestic market by offering additional supply for 2025, 2026 and 2027.

•

Achieved record trucked LNG deliveries of 525 TJ during the quarter to customers in northern Western Australia. Woodside has now delivered more than 2000 trailers of LNG since commencement of operations at the Pluto LNG Truck Loading Facility, offering a lower-carbon alternative to diesel.[5]

Projects

Scarborough Energy Project

•

A cost and schedule review was performed for the integrated Scarborough Energy Project. The schedule remains unchanged, with first LNG cargo targeted for 2026. The revised total project cost estimate is US$12.5 billion (US$8.2 billion Woodside share), a 4% increase from the previous cost estimate at FID of US$12 billion. The cost increase is significantly driven by scope maturation of the Pluto Train 1 modifications project.[6]

•	The Scarborough and Pluto Train 2 project was 67% complete at the end of the quarter.

•	29 Pluto Train 2 modules have been delivered to site, with 25 modules set in position at the end of the quarter and site works continuing to ramp up.

•	Fabrication of the floating production unit (FPU) hull and topsides progressed. The living quarters module was installed on the topsides, which has achieved structural completion.

•	Trunkline installation has transitioned from the 36” to 32” pipe and is now more than 50% complete.

•	Two development wells have been drilled, with one well completed and the other planned to be completed in H2 2024. Reservoir quality is aligned with pre-drill estimates.

•	Installation and testing of the three flowlines was completed.

•

All major engineering reviews for Pluto Train 1 modifications have been completed and approximately 80% of materials and equipment have been ordered. Mobilisation of personnel to both the module yard and Pluto site commenced.

[5]

Woodside uses this term to describe the characteristic of having lower levels of associated potential greenhouse gas emissions when compared to historical and/or current conventions or analogues, for example relating to an otherwise similar product.

[6]

The total project cost includes the cost for the Scarborough project, the Pluto Train 2 project and the Pluto Train 1 modifications project. Woodside share is based on a participating interest in the Scarborough Joint Venture (SJV) of 74.9% (compared to 73.5% at FID) and assumes completion of the sell-down of a 15.1% participating interest in the SJV to JERA. Woodside share excludes the impact of GIP’s additional contribution to Pluto Train 2 ($0.8 billion).

5 | Second quarter report for period ended 30 June 2024

Sangomar Field Development Phase 1

•	Achieved first oil from the Sangomar field in June 2024, marking the delivery of Senegal’s first offshore oil project.

•	Finalised sales for initial Sangomar crude cargoes loading in July 2024, receiving interest from European and Asian refiners. The first cargo was loaded subsequent to the quarter.

•	The project was 98% complete at the end of the quarter.

•	The development drilling program continued with 21 of 23 wells drilled and completed. An additional 24th well approved by the joint venture in May 2023 was also drilled and completed in the period.

•	Commissioning activities and the safe ramp up of production are expected to continue through 2024.

Trion

•	Awarded contracts for the FPU dry transportation, gas gathering line pipe and drilling equipment and consumables.

•	Progressed FPU engineering, procurement and construction activities with procurement of key equipment and the integration of vendor data into the design.

•	Completed floating, storage and offloading vessel (FSO) front-end engineering design (FEED).

Decommissioning

•	The Griffin, Stybarrow and Enfield decommissioning campaign continued with ~50km of flexible flowlines and umbilicals recovered in the quarter.

•	The final two of 18 xmas trees were removed from Enfield and wellhead severance commenced, with four completed at the end of the quarter.

•	At Bass Strait, offshore execution of the plug and abandonment of two subsea wells commenced, utilising the Q7000 light well intervention vessel.

•	The GBJV also progressed FEED of the facility preparation scope for removal of platforms no longer in use and continued to execute preparatory decommissioning activities.

Exploration and development

Calypso

•	Continued pre-FEED engineering studies to mature the technical definition and cost estimate for the deepwater infield host.

•	Continued fiscal and marketing negotiations with various counterparties to assess the commercial options to monetise the Calypso resource.

Browse

•

In June 2024, a Declaration of an Identified Greenhouse Gas Storage Formation was made by the Commonwealth Government over the Calliance Storage Formation within the G-8-AP Greenhouse Gas Assessment Permit (held by Woodside as Operator of Browse). This declaration supports the proposed carbon capture and storage solution incorporated into the Browse design.

Sunrise

•	The Sunrise Joint Venture participants continued to work with the Australian and Timor Leste governments to progress a new Production Sharing Contract, Petroleum Mining Code and fiscal regime.

Exploration

•	In Congo, the Niamou Marine-1 well spud in May 2024 under the Marine XX joint venture operated by TotalEnergies.

6 | Second quarter report for period ended 30 June 2024

New energy and carbon solutions

H2OK

•	Continued to advance discussions with potential offtakers on pricing and volumes.

•	Woodside is awaiting final guidance for the 45V Clean Hydrogen Production Tax Credit.

Woodside Solar

•	Working with the Western Australian Government to progress its plans to develop common user transmission infrastructure required to support the proposed project.

•	FID readiness and first solar import will be subject to securing access to this new infrastructure.

Hydrogen Refueller @H2Perth

•	Secured primary environmental approvals for the Hydrogen Refueller @H2Perth.

•	Commenced factory acceptance testing for key project equipment packages.

•	Woodside is targeting supply of hydrogen to Western Australian industrial customers in 2025.

Carbon capture and storage (CCS) opportunities

•	Continued to progress engineering and marketing activities and required approvals for the Angel CCS project.

Carbon Credits Portfolio

•

Subsequent to the quarter, Woodside signed an agreement to fund the reforestation of 5000 hectares of land in the Chaco region in Paraguay. The Woodside portion of the project is expected to generate approximately 1.6 million carbon credits over 40 years.

Corporate activities

Hedging

•	Woodside hedged approximately 29.3 MMboe of 2024 oil production at an average price of approximately $75.6 per barrel, with approximately 49% delivered as of 30 June 2024.

•	Woodside additionally hedged approximately 15 MMboe of 2025 oil production at an average price of approximately $81.2 per barrel.

•

Woodside also has a hedging program for Corpus Christi LNG volumes designed to protect against downside pricing risk. These hedges are Henry Hub (HH) and Title Transfer Facility (TTF) commodity swaps. Approximately 70% of volumes for the remainder of 2024, 48% of 2025 and 9% of 2026 volumes have been hedged.

•

The realised value of all hedged positions for the half-year ended 30 June 2024 is a pre-tax expense of approximately $45 million, with $111 million related to oil price hedges offset by $65 million profit related to Corpus Christi hedges and $1 million related to other hedge positions. Hedging losses will be included in “other expenses” in the full-year financial statements.

Funding

•	In May 2024, Woodside secured a $1 billion, 10-year loan from JBIC to support the Scarborough Energy Project. This loan was secured at prevailing market rates associated with Woodside’s credit rating.

Climate and sustainability

•

Woodside’s Annual General Meeting (AGM) took place on 24 April 2024, where all resolutions were passed except for the Climate Transition Action Plan and 2023 Progress Report (CTAP), which received a vote of 58.36% against it. Management is reflecting on the results of the CTAP vote.

•	Woodside published its 2023 Social Contribution Impact Report in April 2024 and its 2023 Modern Slavery Statement in June 2024.

7 | Second quarter report for period ended 30 June 2024

•

Woodside hosted a methane masterclass during the Australian Energy Producers (AEP) conference as part of its commitment to the decarbonisation of its activities and to share Woodside’s best practices on methane emissions reduction.

August	27	Half-Year 2024 report
September	16	US investor event
October	16	Third quarter 2024 report

2024 full-year guidance

		Prior	Current
Production	MMboe	185 – 195 (505 – 533 Mboe/day)	No change
Capital expenditure[7]	$ billion	5.0 – 5.5	No change
Gas hub exposure[8]	% of produced LNG	26 – 33	No change

[7]

Capital expenditure includes the following participating interests; Sangomar (82%); Scarborough (90% following completion of the transaction with LNG Japan in March 2024 and 74.9% following completion of the transaction with JERA, expected in the second half of 2024), Pluto Train 2 (51%) and Trion (60%). Trion capital expenditure includes Pemex carry. This guidance assumes no change to these participating interests in 2024. This excludes the impact of any future asset sell-downs, acquisitions or other changes in equity.

[8]	Gas hub indices include Japan Korea Marker (JKM), TTF and National Balancing Point (NBP). It excludes HH.

8 | Second quarter report for period ended 30 June 2024

Production summary

		Q2 2024	Q1 2024	Q2 2023	YTD 2024	YTD 2023
Gas	MMscf/d	1,885	1,929	1,905	1,907	1,999
Liquids	Mbbl/d	157	155	155	156	154

Total	Mboe/d	488	494	489	491	504

		Q2 2024	Q1 2024	Q2 2023	YTD 2024	YTD 2023
AUSTRALIA
LNG
North West Shelf	Mboe	7,088	8,192	8,746	15,280	18,419
Pluto[9]	Mboe	11,726	11,754	8,765	23,480	20,919
Wheatstone	Mboe	1,959	2,357	2,588	4,316	5,044

Total	Mboe	20,773	22,303	20,099	43,076	44,382

Pipeline gas
Bass Strait	Mboe	3,410	2,359	4,170	5,769	7,303
Other[10]	Mboe	3,848	3,278	3,080	7,126	6,117

Total	Mboe	7,258	5,637	7,250	12,895	13,420

Crude oil and condensate
North West Shelf	Mbbl	1,260	1,412	1,546	2,672	3,230
Pluto[9]	Mbbl	933	931	699	1,864	1,660
Wheatstone	Mbbl	380	462	425	842	833
Bass Strait	Mbbl	503	492	904	995	1,681
Macedon & Pyrenees	Mbbl	107	109	759	216	1,390
Ngujima-Yin	Mbbl	974	886	—	1,860	869
Okha	Mbbl	491	466	421	957	852

Total	Mboe	4,648	4,758	4,754	9,406	10,515

NGL
North West Shelf	Mbbl	279	290	339	569	631
Pluto[10]	Mbbl	59	54	45	113	95
Bass Strait	Mbbl	941	832	1,191	1,773	1,914

Total	Mboe	1,279	1,176	1,575	2,455	2,640

Total Australia[11]	Mboe	33,958	33,874	33,678	67,832	70,957

	Mboe/d	373	372	370	373	392

[9]

Q2 2024 includes 2.18 MMboe of LNG, 0.10 MMboe of condensate and 0.06 MMboe of NGL, Q1 2024 includes 2.60 MMboe of LNG, 0.10 MMboe of condensate and 0.05 MMboe of NGL and Q2 2023 includes 1.96 MMboe of LNG and 0.08 MMboe of condensate and 0.04 MMboe of NGL processed at the Karratha Gas Plant (KGP) through the Pluto-KGP Interconnector.

[10]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.
[11]

Q2 2024 includes 0.30 MMboe, Q1 2024 includes 0.29 MMboe and Q2 2023 includes 0.23 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

9 | Second quarter report for period ended 30 June 2024

		Q2 2024	Q1 2024	Q2 2023	YTD 2024	YTD 2023
INTERNATIONAL
Pipeline gas
Gulf of Mexico	Mboe	324	360	349	684	679
Trinidad & Tobago	Mboe	1,736	2,503	2,723	4,239	4,959
Other[12]	Mboe	—	—	—	—	30

Total	Mboe	2,060	2,863	3,072	4,923	5,668

Crude oil and condensate
Atlantis	Mbbl	2,019	2,441	2,792	4,460	5,488
Mad Dog	Mbbl	2,944	2,765	1,627	5,709	2,566
Shenzi	Mbbl	2,333	2,405	2,599	4,738	5,195
Trinidad & Tobago	Mbbl	94	126	294	220	591
Sangomar	Mbbl	540	—	—	540	—
Other[12]	Mbbl	81	81	81	162	120

Total	Mboe	8,011	7,818	7,393	15,829	13,960

NGL
Gulf of Mexico	Mbbl	355	393	350	748	681
Other[12]	Mbbl	—	—	—	—	17

Total	Mboe	355	393	350	748	698

Total International	Mboe	10,426	11,074	10,815	21,500	20,326

	Mboe/d	115	122	119	118	112

Total production	Mboe	44,384	44,948	44,493	89,332	91,283

	Mboe/d	488	494	489	491	504

[12]	Overriding royalty interests held in the GoM for several producing wells.

10 | Second quarter report for period ended 30 June 2024

Product sales

		Q2 2024	Q1 2024	Q2 2023	YTD 2024	YTD 2023
Gas	MMscf/d	2,103	1,967	2,170	2,035	2,268
Liquids	Mbbl/d	159	159	151	159	148

Total	Mboe/d	528	504	532	516	546

		Q2 2024	Q1 2024	Q2 2023	YTD 2024	YTD 2023
AUSTRALIA
LNG
North West Shelf	Mboe	7,081	8,008	9,003	15,089	19,567
Pluto	Mboe	12,749	10,513	9,592	23,262	20,902
Wheatstone[13]	Mboe	2,264	2,589	2,312	4,853	4,662

Total	Mboe	22,094	21,110	20,907	43,204	45,131

Pipeline gas
Bass Strait	Mboe	3,508	2,570	4,113	6,078	7,195
Other[14]	Mboe	3,435	2,894	3,040	6,329	5,979

Total	Mboe	6,943	5,464	7,153	12,407	13,174

Crude oil and condensate
North West Shelf[15]	Mbbl	1,904	1,214	1,595	3,118	2,684
Pluto	Mbbl	1,283	640	614	1,923	1,228
Wheatstone	Mbbl	666	329	309	995	659
Bass Strait	Mbbl	271	597	1,035	868	1,117
Ngujima-Yin	Mbbl	1,018	999	—	2,017	1,141
Okha	Mbbl	572	618	—	1,190	653
Macedon & Pyrenees	Mbbl	—	496	1,032	496	1,550

Total	Mboe	5,714	4,893	4,585	10,607	9,032

NGL
North West Shelf	Mbbl	266	255	255	521	425
Pluto	Mbbl	49	55	73	104	255
Bass Strait	Mbbl	361	785	903	1,146	2,012

Total	Mboe	676	1,095	1,231	1,771	2,692

Total Australia	Mboe	35,427	32,562	33,876	67,989	70,029

	Mboe/d	389	358	372	374	387

[13]	Includes periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of 0.19 MMboe in Q2 2024, 0.28 MMboe in Q1 2024 and 0.15 MMboe in Q2 2023.
[14]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.
[15]	Includes reclassification of purchased condensate volumes from NWS JV Participants to Marketing liquids of 0.26 MMboe in Q2 2023.

11 | Second quarter report for period ended 30 June 2024

		Q2 2024	Q1 2024	Q2 2023	YTD 2024	YTD 2023
INTERNATIONAL
Pipeline gas
Gulf of Mexico	Mboe	336	286	341	622	684
Trinidad & Tobago	Mboe	1,606	2,457	2,700	4,063	4,995
Other[16]	Mboe	5	6	6	11	13

Total	Mboe	1,947	2,749	3,047	4,696	5,692

Crude oil and condensate
Atlantis	Mbbl	2,013	2,426	2,710	4,439	5,378
Mad Dog	Mbbl	3,043	2,626	1,628	5,669	2,569
Shenzi	Mbbl	2,430	2,352	2,652	4,782	5,325
Trinidad & Tobago	Mbbl	19	52	248	71	661
Sangomar	Mbbl	—	—	—	—	—
Other[16]	Mbbl	59	60	65	119	128

Total	Mboe	7,564	7,516	7,303	15,080	14,061

NGL
Gulf of Mexico	Mbbl	454	413	363	867	705
Other[16]	Mbbl	3	3	3	6	7

Total	Mboe	457	416	366	873	712

Total International	Mboe	9,968	10,681	10,716	20,649	20,465

	Mboe/d	110	117	118	113	113

MARKETING[17]
LNG	Mboe	2,593	2,086	3,532	4,679	8,015
Liquids[18]	Mboe	37	571	260	608	260

Total	Mboe	2,630	2,657	3,792	5,287	8,275

Total Marketing	Mboe	2,630	2,657	3,792	5,287	8,275

Total sales	Mboe	48,025	45,900	48,384	93,925	98,769

	Mboe/d	528	504	532	516	546

[16]	Overriding royalty interests held in the GoM for several producing wells.
[17]	Purchased volumes sourced from third parties.
[18]	Includes reclassification of purchased condensate volumes from NWS JV Participants of 0.26 MMboe in Q2 2023.

12 | Second quarter report for period ended 30 June 2024

Realised prices

	Units	Q2 2024	Q1 2024	Q2 2023	Units	Q2 2024	Q1 2024	Q2 2023
LNG produced[19]	$/MMBtu	9.6	10.4	10.9	$/boe	60	67	69
LNG traded[20]	$/MMBtu	9.1	9.1	11.0	$/boe	58	59	70
Pipeline gas					$/boe	38	34	37
Oil and condensate	$/bbl	83	79	75	$/boe	83	79	75
NGL	$/bbl	44	47	41	$/boe	44	47	41
Liquids traded[20]	$/bbl	79	60	70	$/boe	79	60	70
Average realised price for pipeline gas:
Western Australia					A$/GJ	6.5	6.4	6.1
East coast Australia					A$/GJ	14.3	13.7	12.6
International					$/Mcf	3.9	4.6	6.7

Average realised price					$/boe	62	63	63

Dated Brent					$/bbl	85	83	78
JCC (lagged three months)					$/bbl	84	92	87
WTI					$/bbl	81	77	74
JKM					$/MMBtu	9.6	11.9	12.6
TTF					$/MMBtu	9.2	9.8	12.6

Average realised price decreased 2% from the prior quarter reflecting lower JKM, TTF and JCC.

[19]	Realised prices include the impact of periodic adjustments reflecting the arrangements governing Wheatstone LNG sales.
[20]	Excludes any additional benefit attributed to produced volumes through third-party trading activities.

13 | Second quarter report for period ended 30 June 2024

Exploration or appraisal wells drilled

Region	Permit Area	Well	Target	Interest (%)	Spud Date	Water depth (m)	Planned well depth (m)[21]	Remarks
Congo	Marine XX	Niamou Marine 1	Oil	22.5% Non-Operator	24 May 2024	2,094	7,015	Drilling

Permits and licences

Key changes to permit and licence holdings during the quarter ended 30 June 2024 are noted below.

Region	Permits or licence areas	Change in interest (%)	Current interest (%)	Remarks
Australia	WA-356-P	(65%)	0	License exit as part of portfolio optimisation
Gulf of Mexico	GC 738	(23.9%)	0	License expiry
Egypt – Herodotus Basin	North Sidi Barani Offshore (Block 2)	(27%)	0	License expiry

[21]	Well depths are referenced to the rig rotary table.

14 | Second quarter report for period ended 30 June 2024

Production rates

Average daily production rates (100% project) for the quarter ended 30 June 2024:

	Woodside share[22]	Production rate (100% project, Mboe/d)		Remarks
		June 2024	Mar 2024
AUSTRALIA
NWS Project
LNG	30.37%	256	293	Production was lower due to weather event impacts and planned offshore maintenance at Goodwyn Alpha.
Crude oil and condensate	30.21%	46	56
NGL	30.44%	10	10

Pluto LNG
LNG	90.00%	116	112	Production was higher primarily due to improved reliability.
Crude oil and condensate	90.00%	10	10

Pluto-KGP Interconnector
LNG	100.00%	24	29	LNG production lower due to increased domestic gas production.
Crude oil and condensate	100.00%	1	1
NGL	100.00%	1	1

[22]	Woodside share reflects the net realised interest for the period.

15 | Second quarter report for period ended 30 June 2024

Wheatstone[23]
LNG Crude oil and condensate	10.18 13.85	% %	212 30	224 31	Production was lower due to two separate unplanned outages, impacting the Julimar subsea system and the Wheatstone facility respectively.

Bass Strait
Pipeline gas	43.70%		86	61	Production was higher due to increased seasonal domestic gas demand.
Crude oil and condensate	46.17%		12	12
NGL	47.13%		23	19

Australia Oil
Ngujima-Yin	60.00%		18	13	Production at Ngujima-Yin and Okha was higher due to less weather downtime.
Okha	50.00%		11	8

Pyrenees	62.90%		2	2	Production at Pyrenees was low due to a subsea produced-water leak and the planned turnaround.

Other
Pipeline gas[24]			42	33	Production was higher due to increased pipeline gas deliveries from KGP, including from Pluto via the Pluto-KGP Interconnector.

[23]	The Wheatstone asset processes gas from several offshore gas fields, including the Julimar and Brunello fields, for which Woodside has 65% participating interest and is the operator.
[24]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

16 | Second quarter report for period ended 30 June 2024

	Woodside share[25]	Production rate (100% project, Mboe/d)		Remarks
		June 2024	Mar 2024
INTERNATIONAL
Atlantis
Crude oil and condensate	38.50%	58	70	Production was lower due to the planned turnaround.
NGL	38.50%	4	4
Pipeline Gas	38.50%	5	6

Mad Dog
Crude oil and condensate	20.86%	155	146
NGL	20.86%	5	5
Pipeline Gas	20.86%	3	3

Shenzi
Crude oil and condensate	65.09%	39	41
NGL	65.20%	2	2
Pipeline Gas	65.19%	1	2

Trinidad & Tobago
Crude oil and condensate	58.75%[26]	2	2	Production was lower due to planned maintenance activities.
Pipeline gas	48.90%[26]	39	54

Sangomar
Crude Oil[27]	78.74%	8	—	Field achieved first oil in June.

[25]	Woodside share reflects the net realised interest for the period.
[26]	Operations governed by production sharing contracts, Woodside share changes monthly.
[27]	Sangomar production rate per day reflects total production in Q2 2024 divided by total number of days in the quarter.

17 | Second quarter report for period ended 30 June 2024

Units of measure and conversion factors

Product	Unit	Conversion factor
Natural gas	5,700 scf	1 boe
Condensate	1 bbl	1 boe
Oil	1 bbl	1 boe
Natural gas liquids	1 bbl	1 boe

Facility	Unit	LNG conversion factor
Karratha Gas Plant	1 tonne	8.08 boe
Pluto Gas Plant	1 tonne	8.34 boe
Wheatstone	1 tonne	8.27 boe

The LNG conversion factor from tonne to boe is specific to volumes produced at each facility and is based on gas composition which may change over time.

Term	Definition
bbl	barrel
bcf	billion cubic feet of gas
boe	barrel of oil equivalent
GJ	gigajoule
Mbbl	thousand barrels
Mbbl/d	thousand barrels per day
Mboe	thousand barrels of oil equivalent
Mboe/d	thousand barrels of oil equivalent per day
Mcf	thousand cubic feet of gas
MMboe	million barrels of oil equivalent
MMBtu	million British thermal units
MMscf/d	million standard cubic feet of gas per day
PJ	petajoules
scf	standard cubic feet of gas
TJ	terajoule

18 | Second quarter report for period ended 30 June 2024